July 11, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy Transfer Partners, L.P.
Registration Statement on Form S-4
Filed June 3, 2014
File No. 333-196498

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 27, 2014

File No. 001-11727

Dear Ms. Ransom:

Set forth below are the responses of Energy Transfer Partners, L.P. (the “Partnership”, “ETP,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 3, 2014, with respect to Registration Statement on Form S-4, File No. 333-196498, filed with the Commission on June 3, 2014 (the “Registration Statement”), and Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013, File No. 001-11727, filed with the Commission on February 27, 2014 (the “Form 10-K”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Registration Statement on Form S-4 filed June 3, 2014

General

1.	Please file the legal opinion, tax opinions, and Susser Holdings Corp.’s form of proxy card as soon as practicable to allow us sufficient time to review such items before requesting acceleration of the registration statement’s effectiveness.

RESPONSE: We acknowledge the Staff’s comment and have filed as exhibits to Amendment No. 1 each of Exhibit 5.1 (the opinion of Vinson & Elkins L.L.P. as to the legality of the issuance of common units representing limited partner interests in the Partnership (“Common Units”)), Exhibit 8.1 (the opinion of Vinson & Elkins L.L.P. as to certain tax

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matters), Exhibit 8.2 (the opinion of Bingham McCutchen LLP as to certain tax matters), and Exhibit 8.3 (the opinion of Gibson, Dunn & Crutcher as to certain tax matters), as well as the consents of such law firms, and each of Exhibit 99.2 (the form of Susser Holdings Corporation (“Susser”) proxy card) and Exhibit 99.3 (the form of election form and letter of transmittal and information and instruction booklet to be mailed to Susser stockholders).

2.	Please provide us with your analysis as to whether Exchange Act Sections 14(d) and (e), and our rules and regulations promulgated thereunder, apply to the transaction contemplated by the registration statement. Please include in such analysis whether the election procedures described in “Proposal 1: The Merger—Susser Stockholders Making Elections” meet the safe harbor provided by Situation B in Release No. 34-14699 (April 24, 1978).

RESPONSE: We respectfully submit that the ability of the Susser stockholders to choose to receive the merger consideration in cash or in Common Units is not a tender offer within the meaning of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In providing Susser stockholders with this choice, the Partnership is neither soliciting tenders of shares of Susser common stock, nor is it offering to purchase those shares. Furthermore, the structure of the transaction is within the guidance provided in the Staff’s Interpretations Concerning the Application of Registration Requirements to Certain Tender Offers and the Application of Tender Offer Provisions to Certain Cash-Option Mergers, Release No. 34-14699, dated April 24, 1978.

We note that the Agreement and Plan of Merger dated as of April 27, 2014 (the “Merger Agreement”) provides that, unless otherwise agreed by the Partnership and Susser, the Partnership will mail election forms, pursuant to which stockholders of Susser may make an election between cash consideration and stock consideration, to such stockholders not less than 30 days prior to the anticipated closing date of the merger and 20 days prior to the anticipated election deadline. The anticipated election deadline will be publicly announced by the Partnership and Susser when determined, but the parties currently intend to distribute to stockholders of Susser copies of the election form substantially concurrently with copies of the joint proxy statement/prospectus and causing the election deadline to occur shortly prior to the special meeting of Susser stockholders to vote on the merger. In addition, we currently expect that the merger will close as soon as possible after the approval thereof by Susser stockholders, since the closing is not contingent on any other regulatory approvals. Therefore, based on the current expectations of the Partnership and Susser, the election by Susser stockholders will occur during the same period that such stockholders vote on the merger proposal, in accordance with the Staff’s safe harbor fact pattern in Situation B.

Even if an unexpected delay in the closing date of the merger were to delay the election deadline until after the date of the Susser special meeting, we believe that any such delay would be short, and that in all events the application of the tender offer rules to the election process would be unwarranted and may produce undesirable results. We note that in a series of no-action letters, the Staff expanded the scope of its position beyond Situation B and permitted the election process to be conducted after the shareholder vote on the related merger without requiring

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compliance with the tender offer rules. See United Virginia Bankshares, Inc. (available March 21, 1983); Chemical New York Corporation (available May 4, 1987); Fidelcor, Inc. (available June 27, 1983); Dauphin Deposit Corporation (available February 7, 1983); The Kansas Power and Light Company (available February 13, 1991); Entergy Corporation (available November 13, 1992). As reflected in these no-action letters, in the event of a delay in the closing date of the merger, shareholders will be provided updates to the joint proxy statement/prospectus as required under the Securities Act, and Exchange Act filings of the company will be incorporated by reference in the proxy statement/prospectus. Requiring a Schedule TO to be filed and tender offer materials to be disseminated after the Susser special meeting will not enhance the disclosure and may result in confusion for stockholders who may not understand the reason for receiving tender offer materials in addition to the other disclosures in connection with the merger.

Proposal 1: The Merger, page 43

Background of the Merger, page 43

3.	We note your disclosure on page 45 and elsewhere in the registration statement that Mr. Susser was considering a continuing role in the combined company if that would help garner the best price from a potential buyer. Please clarify whether Mr. Susser will continue to be involved in the combined company. If so, please add such disclosure to the section entitled “The Merger—Interests of Susser’s Directors and Executive Officers in the Merger.”

RESPONSE: It is anticipated that, following the merger, Sam L. Susser will serve as the Chairman of the Board of Directors of Susser Petroleum Partners GP LLC, the general partner of Susser Petroleum Partners LP (“SUSP”). In response to the Staff’s comments, we have revised the disclosures on page 73 of Amendment No. 1 as requested.

4.	We note your disclosure on page 48 that “[o]n March 1, 2014 Gibson Dunn sent Vinson & Elkins L.L.P. revised drafts of the merger agreement and support agreement that reflected the resolution during the parties’ recent negotiations of many points that previously had been unresolved.” Please elaborate on this statement, clarifying the substance of the negotiations held by the parties and detailing the points that were resolved.

RESPONSE: In response to the Staff’s comments, we have revised the disclosures on page 48 of Amendment No. 1 as requested.

Opinion of Susser’s Financial Advisor, page 55

5.

We note your disclosure that Bank of America Merrill Lynch relied on certain financial forecasts relating to ETP prepared by the management of ETP, certain estimates of synergies anticipated by the managements of Susser and ETP as a result of the merger, and the pro forma financial impact of the merger on the future

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performance of ETP in certain of its analysis. Please tell us what consideration you gave to disclosing such projections in your registration statement.

RESPONSE: The Partnership has considered the Staff’s comment and the disclosure of the projections referenced by the Staff, and respectfully advises the Staff that its conclusion is that such information is not material and potentially misleading to Susser stockholders. With a view towards providing information that is consistent with information that has previously been provided to investors, however, the Partnership has revised the disclosures set forth on pages 60, 62 and 66 to provide additional information regarding the synergies (the “Projected Synergies”) that the Partnership’s and Susser’s management teams estimated could be achieved in connection with the merger, and the estimates that were taken into account by Merrill Lynch, Pierce, Fenner & Smith Incorporated (which we refer to as “BofA Merrill Lynch”) in preparing its opinion referred to on page 55 of the Registration Statement (which we refer to as the “opinion”).

While the Partnership prepares financial forecasts from time to time in connection with its corporate planning, the Partnership does not, as a matter of course, provide long-term guidance to investors with respect to its future financial and operating results, because the Partnership views such projected information to be inherently unreliable and potentially misleading to investors.

We are aware, however, that the Staff has historically taken the position that, in the event either counterparty to a merger provides its counterparty’s financial advisors with financial forecasts, the Staff may consider such projected financial information to be material to investors, requiring disclosure. Accordingly, we have carefully considered the extent to which BofA Merrill Lynch’s opinion utilized certain projected financial information of ETP, and whether the disclosure of such underlying information would be material to Susser stockholders in determining whether or not to approve the merger, taking into account the other information already available to Susser stockholders. As discussed in greater detail below, because (i) the Susser stockholders will have available to them when making their investment and voting decisions other indicators of the value of the Common Units which take into account more current information than the financial forecasts of ETP that were provided to BofA Merrill Lynch (the “ETP Projections”), including the value of the Common Units as reflected by their trading price on the New York Stock Exchange (the “NYSE”), where they trade in a highly liquid market, (ii) the financial forecasts relating to Susser prepared by the management of Susser (the “Susser Projections”), which ETP believes are the most important financial forecasts that can be provided to Susser stockholders to assist them in evaluating the value of their Susser shares, have been disclosed in the Registration Statement, and (iii) only a maximum of 50% of the aggregate consideration to be received by Susser public stockholders in the merger consists of ETP Common Units (with the remainder being paid in cash), we believe the disclosure of the ETP Projections is not necessary to provide Susser stockholders with all information material to their investment decision.

First, the Partnership is a very large company with a market capitalization of approximately $18.4 billion and a highly liquid trading market in its securities on the NYSE. Because ETP is a significantly larger company than Susser (which has a market capitalization of only approximately $1.7 billion), the number of Common Units expected to be issued in the merger will constitute approximately 5% of the outstanding Common Units of ETP, or about 15 times the average daily trading volume of ETP Common Units. Because of the relatively immaterial impact the merger will have on the number of outstanding Common Units, and the highly liquid trading markets around the Common Units, the Partnership believes that the trading price of the Common Units on the NYSE as of the time the Susser stockholders will be asked to make an investment decision will provide Susser stockholders with important information regarding the value of the Common Units to be received by them in the merger. In particular, the trading price of Common Units will be based on more up-to-date information than the ETP Projections, which will have been prepared some six months prior to the time of the special meeting.

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The Registration Statement includes a summary of four financial analyses performed by BofA Merrill Lynch in connection with analyzing the value of Susser, including (i) a selected publicly traded companies analysis, (ii) a selected precedent transactions analysis, (iii) a discounted cash flow analysis (including an analysis (x) indicating an approximate implied per share equity value reference range for Susser’s retail business, for limited partner distributions to Susser and for general partner distributions to Susser, and (y) of the approximate increase in the mid-point of the implied equity value reference range for Susser derived from the discounted cash flow analysis taking into account the synergies anticipated by the managements of Susser and ETP to result from the merger), and (iv) a sum-of-the-parts analysis. To the extent any of these analyses utilized projected financial information, they utilized publicly available projected financial information of Susser’s peer companies or the Susser Projections, which are disclosed in the Registration Statement. With respect to the Partnership, BofA Merrill Lynch also prepared (i) a selected publicly traded companies analysis that utilized historical distributed cash flows per unit for the three months ended March 31, 2014, which did not rely on ETP Projections, (ii) a selected publicly traded companies analysis that utilized projected distributed cash flows per unit for the year ended December 31, 2014 based on the ETP Projections and the actual distributed cash flow for the three months ended March 31, 2014 and (iii) a discounted cash flow analysis that utilized projected distributed cash flows per unit for the years ended December 31, 2014 through December 31, 2018, based on the ETP Projections, and the actual distributed cash flow for the three months ended March 31, 2014.

On balance, the Partnership believes the disclosure of such underlying projected financial information is not material to and potentially misleading to investors. First, the Partnership believes that the Susser Projections, which are disclosed in the Registration Statement, are the most material financial forecasts that can be provided to Susser stockholders to assist them in evaluating the value of their Susser shares. Second, while BofA Merrill Lynch utilized the ETP Projections in preparing a selected publicly traded companies analysis for ETP and a discounted cash flow analysis for ETP, only 50% of the aggregate merger consideration to be received by Susser stockholders is comprised of Common Units, with the remaining 50% of the merger consideration to be paid in cash, and the ETP Projections have no implication as to the value of the cash to be paid to Susser stockholders. In addition, Sam L. Susser has agreed to make a binding unit election with respect to the Susser common shares he owns (which currently represent approximately 11% of the outstanding shares of Susser common stock). Because Mr. Susser is contractually obligated to elect to take all Common Units as consideration in the merger, the Partnership believes it is likely that the public Susser stockholders will receive even less than 50% of the aggregate merger consideration paid to them in Common Units.

Finally, as previously stated, ETP believes that disclosing forecasts of its future distributions per unit will be potentially misleading to investors, particularly with respect to fiscal years 2015 through 2018, as forecasts become increasingly unreliable the further into the future they are made. While uncertainty is inherent in all financial forecasts, the Partnership believes that the members of the Susser management team, each of whom are sophisticated with respect to financial and operational matters in the energy industry, were better positioned to reasonably consider the contingencies and variability embedded in the ETP Projections than Susser stockholders. In particular, while the Susser management team had the opportunity to review the ETP Projections with ETP management during the course of due diligence and ask questions to better understand the many underlying risks and assumptions, Susser stockholders would not have the same opportunity in the event the ETP Projections were included in the Registration Statement. The Partnership believes this further increases the likelihood that the disclosure of the ETP Forecasts would be potentially misleading to investors.

Accordingly, on balance, because we believe the ETP Projections are not material to Susser stockholders and that they may potentially be misleading to Susser stockholders, we have determined not to include the ETP Projections in the Registration Statement.

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July 11, 2014

With respect to the disclosure of the pro forma financial impact of the merger on the future performance of ETP, the Partnership respectfully advises the Staff that ETP is not required to furnish pro forma financial information with respect to the merger in the Registration Statement because Susser would not be a significant subsidiary under any of the financial conditions specified in Rule 1-02(w) of Regulation S-X, substituting 20% for 10% in each of those conditions in accordance with Rule 11.01(b)(1) of Regulation S-X; in fact, the acquisition was significant to ETP at less than 5% based on the Partnership’s calculations. The Partnership further advises the Staff that BofA Merrill Lynch noted that, as stated on page 62 of Amendment No. 1, the potential pro forma financial effects of the transaction on ETP’s limited partner distributions and general partner distributions for fiscal years 2015 through 2016 were not considered part of BofA Merrill Lynch’s financial analyses with respect to its opinion, but were referenced for informational purposes. In addition, and taking into account the disclosure of the Projected Synergies, the Partnership believes that all material pro forma financial impacts of the merger on ETP are disclosed in the Registration Statement.

Litigation Related to the Merger, page 84

6.	Please provide any material updates regarding the pending class action suits that are challenging the merger.

RESPONSE: In response to the Staff’s comments, we have revised the disclosures on pages 26 and 85 of Amendment No. 1 as requested.

Where You Can Find More Information, page 152

7.	Please update your “ETP SEC Filings” section to include any periodic or current reports that you have filed that were not included in this registration statement.

RESPONSE: In response to the Staff’s comments, we have revised the disclosures on page 152 of Amendment No. 1 as requested.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

8.	We note your disclosure that transported volumes in your Intrastate Transportation and Storage segment decreased in fiscal 2012 and 2013 due to the cessation of certain long-term contracts. Please disclose whether this is a trend and whether the trend will have, or is reasonably likely to have, a material impact on your liquidity or results of operations.

RESPONSE: The risk factors included in Item 1A in our Form 10-K state that we may be unable to retain or replace existing customers or volumes due to declining demand or increased competition. Given that a significant portion of the business in our intrastate transportation and storage segment is under long-term contracts with varying contract periods, we are frequently impacted by the expiration of long-term contracts, as noted in recent periods. However, ETP’s existing long-term intrastate transportation contracts that are subject to expiration in the near term (approximately three years) do not represent a significant portion of the revenues with respect to ETP’s intrastate transportation and storage segment. While it is reasonable to assume that some expiring contracts will be renewed or replaced, we are not able to state with reasonable certainty whether a trend exists that is relevant to those expiring contracts.

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Furthermore, ETP anticipates that the impacts of new pipeline construction projects that ETP has publicly announced, as well as expected market conditions as described in the “Trends and Outlook” section of the Form 10-K should favorably impact volumes and revenues going forward. Given that such expectations are subject to impacts from volatility in the price of and demand for natural gas and related commodities, we cannot state with reasonable certainty whether a trend exists, either favorably or unfavorably.

To the extent that we are able to conclude a trend has been established and such trend will have, or is reasonably likely to have, a material impact on our liquidity or results of operations, we will disclose that in future filings.

9.	We note several instances in your discussions of segment results where you disclose an increase or decrease in operating expenses and general and administrative expenses without describing the underlying reasons for the increase or decrease. Please disclose the underlying causes for the changes in future filings. Also, we note that you identify more than one factor underlying increases or decreases in gross margins and costs and expenses without quantifying the impact of the factors. In future filings please quantify, to the extent practical, the impact of each factor identified.

RESPONSE: We confirm that we will disclose the underlying causes for the changes discussed in our results of operations in future filings. We also confirm that we will quantify the impacts of each factor underlying the increases or decreases in future filings.

10.	In a separately captioned section, please discuss your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources material to investors. Please refer to paragraph (a)(4) of Item 303 of Regulation S-K.

RESPONSE: Our off-balance sheet arrangements consist of guarantees and support agreements related to the debt of certain of our unconsolidated affiliates. First, we currently provide contingent, residual support of $1.55 billion of outstanding debt of AmeriGas Partners, L.P. and certain of its affiliates. In addition, as of December 31, 2013, PEPL Holdings, LLC, a consolidated subsidiary, provided a guarantee of collection with respect to the payment of the principal amount of $600 million of senior notes issued by Regency Energy Partners LP, an affiliate.

Our Form 10-K discussed both of these off-balance sheet arrangements on page 96 in Item 7. In future filings, we will include the discussion of these two arrangements within a separate section captioned “Off-Balance Sheet Arrangements.”

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Liquidity and Capital Resources, page 89

Contractual Obligations, page 96

11.	Please include other non-current liabilities in the table or include a footnote that describes provisions that create, increase or accelerate obligations or other pertinent data to the extent necessary for an understanding of the timing and amount of the obligations. Please refer to paragraph (a)(5) of Item 303 of Regulation S-K.

RESPONSE: The tabular disclosure of contractual obligations included in ETP’s Form 10-K provided an estimate of the cash requirements arising from known contractual payment obligations. Management applied judgment in determining what items should be included or excluded from the table. Accordingly, certain amounts that were included in other non-current liabilities on ETP’s consolidated balance sheet as of December 31, 2013 have been excluded from the tabular disclosure of contractual obligations. For example, obligations related to benefit plans are included in other non-current liabilities, and the tabular disclosure of contractual obligations reflected cash payments associated with the anticipated funding of such plans within the “Other” line in the table.

The other non-current liabilities reflected on ETP’s consolidated balance sheet also included other amounts, which primarily consisted of environmental liabilities, asset retirement obligations, unrecognized tax benefits, contingency accruals and deferred revenue. For each of these items, management concluded that either (i) the amount and/or timing of the related cash payments was uncertain or (ii) the liability did not represent a known contractual obligation.

In future filings, management will include a footnote to the tabular disclosure of contractual obligations that describes the key components of other non-current liabilities, if any, that are not included in the table. Following is an example of such a footnote, based on the other non-current liabilities included in ETP’s consolidated balance sheet as of December 31, 2013:

Expected contributions to fund our pension and postretirement benefit plans were included in “Other” above. Environmental liabilities, asset retirement obligations, unrecognized tax benefits, contingency accruals and deferred revenue, which were included in “Other non-current liabilities” in the consolidated balance sheet as of December 31, 2013, were excluded from the table above as such amounts do not represent contractual obligations or, in some cases, the amount and/or timing of the cash payments is uncertain.

Estimates and Critical Accounting Policies, page 99

Impairment of Long-Lived Assets and Goodwill, page 102

12.	Please tell us whether any of your reporting units are at risk of failing step one of the impairment test. If not, please disclose that your reporting units are not at risk of failing step one of the impairment test. If so, please disclose:

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•	the percentage by which fair value exceeded carrying amount as of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	a description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with key assumptions including specifics to the extent possible.; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

RESPONSE: As discussed in our Form 10-K for the year ended December 31, 2013, we recorded an impairment of the goodwill related to our Trunkline LNG reporting unit in the fourth quarter of 2013. We believe that the disclosure of the impairment (included in Items 7 and 8 of the Form 10-K) adequately described the facts and circumstances that resulted in the impairment, which are also relevant to future impairment testing of the remaining balance of goodwill in that reporting unit. Furthermore, as disclosed elsewhere in the Form 10-K, the entire Trunkline LNG reporting unit was transferred subsequent to December 31, 2013; therefore, the reporting unit has been deconsolidated.

We do not believe that any of our other reporting units are at risk of failing step one of the impairment test, and our most recent annual impairment tests (performed in 2013) supported this conclusion. For future Form 10-K filings, if our reporting units are not at risk of failing step one of the impairment test, we will include a statement to that effect in the estimates and critical accounting policies section in Item 7.

Notes to Consolidated Financial Statements, page F-10

Note 10. Regulatory Matters, Commitments, Contingencies and Environmental Liabilities, page F-46

13.	We note your disclosure regarding the MTBE litigation, other litigation and contingencies and environmental remediation. Please disclose an estimate of the possible loss or range of loss in excess of amounts accrued or a statement that such amounts cannot be estimated. Please refer to ASC 450-20-50-3 and 4.

RESPONSE: Following is our consideration of the disclosure requirements with respect to ASC 450-20-50-3 and 4 for the sections of Note 10 referred to in the comment above:

MTBE Litigation

With respect to the disclosure of MTBE litigation, Note 10 states, “Insufficient information has been developed about the plaintiffs’ legal theories or the facts with respect to

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statewide natural resources damage claims to provide an analysis of the ultimate potential liability of Sunoco in these matters; however, it is reasonably possible that a loss may be realized.”

We believe that the disclosure above sufficiently conveys that we cannot estimate the possible loss or range of loss and thus fulfills the requirements of ASC 450-20-50-3 and 4. However, we will ensure that our disclosure in future filings clearly states, if applicable, that an estimate of the possible loss or range of loss in excess of amounts accrued cannot be made.

Other Litigation and Contingencies

With respect to the disclosure of other litigation and contingencies, none of the matters included in this section require such disclosure of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made, based on management’s assessment of the probability of an unfavorable outcome and the significance of the amounts. Although our disclosure includes a statement that our estimates may change and that such changes may have a significant effect on our results of operations, this disclosure is not intended to imply that management has assessed the likelihood of a loss in excess of the amount accrued to be probable or reasonably possible. We will clarify such disclosure in future filings.

Environmental Remediation

With respect to the disclosure of environmental remediation liabilities, Note 10 states, “To the extent estimable, expected remediation costs are included in the amounts recorded for environmental matters in our consolidated balance sheets. In some circumstances, future costs cannot be reasonably estimated because remediation activities are undertaken as claims are made by customers and former customers.”

Also, the paragraph preceding the table of current and non-current environmental liabilities states, “Except for matters discussed above, we do not have any environmental matters assessed as reasonably possible that would require disclosure in our consolidated financial statements.”

We believe that these disclosures fulfill the objectives of the disclosure requirements in ASC 450-20-50-3 and 4; however, we will ensure that our disclosure in future filings clearly states, if applicable, that an estimate of the possible loss or range of loss in excess of amounts accrued or a statement that such amounts cannot be estimated.

Environmental Matters, page F-50

14.	Please tell us your basis in GAAP for classifying environmental remediation costs in other income (expenses).

RESPONSE: We previously have included environmental remediation expenses in operating income; however, during the year ended December 31, 2013, we recorded certain environmental remediation-related expenses that we determined should not be classified within

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operating income. For the year ended December 31, 2013, we recorded $168 million related to environmental obligations in a separate caption in other income (expense). As discussed in “Item 7 – Results of Operations” in our Form 10-K, this amount related to environmental obligations at closed sites previously operated by Sunoco, Inc. (“Sunoco”).

We acquired Sunoco in 2012. Sunoco had been in business for over 100 years prior to our acquisition, and many of its previous businesses, such as refining operations, had been discontinued and/or deconsolidated, with Sunoco retaining responsibility for environmental remediation. The amount reflected in other income (expense) on our consolidated statement of operations was related to these legacy businesses; thus, such expenses were not associated with activities that were, or have ever been, included in the business-related activities of ETP.

In determining the presentation of such expenses, we considered that the generally accepted definition of operating income includes the major activities that constitute the normal operations of an entity, while the generally accepted definition of other income (expense) includes other activities that are ancillary to those major activities. Following is the definition of “Other Nonoperating Income (Expense)” from the 2013 US GAAP Financial Reporting Taxonomy:

The net amount of other income and expense amounts, the components of which are not separately disclosed on the income statement, resulting from ancillary business-related activities (that is, excluding major activities considered part of the normal operations of the business) also known as other nonoperating income (expense) recognized for the period.

The definition above is consistent with what we understand to be the generally accepted definition of other income (expense). Because the environmental remediation obligations were associated with activities ancillary to ETP’s normal operations (and that have never been part of ETP’s normal operations), we concluded that classification of those environmental obligations in other income (expense) was appropriate. All environmental remediation costs associated with normal operations continue to be recorded in operating income, consistent with the requirements of ASC 410-30-45.

Note 11. Price Risk Management Assets and Liabilities, page F-52 Derivative Summary, page F-56

15.	Pleases show us how to reconcile the data in the table presenting the fair value of derivative assets and liabilities on a gross basis and amounts offset on the consolidated balance sheets subject to master netting arrangements or similar arrangements to the amounts disclosed in the consolidated balance sheets.

RESPONSE: Commodity derivatives and interest rate derivatives that are not margin deposits are recorded in the price risk management assets and liabilities line items on our consolidated balance sheets. The net balance of the price risk management assets and liabilities accounts on the consolidated balance sheets will sum to the total of the related amounts within the tables presented. See reconciliation below:

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	December 31, 2013	December 31, 2012
Balance Sheet Amounts
Assets:
Current price risk management assets	$35	$21
Non-current price risk management assets	17	42

Price risk management assets	52	63
Liabilities:
Current price risk management liabilities	(45)	(110)
Non-current price risk management liabilities	(54)	(129)

Price risk management liabilities	(99)	(239)
Option premiums included in price risk liabilities	—	7

Price risk management liabilities, excluding option premiums	(99)	(232)

Net price risk management liabilities	$(47)	$(169)

Derivative Reconciliation Table (page F-56 of 10-K)
Derivative assets recorded in price risk management accounts:
OTC contracts	$41	$28
Counterparty netting	(36)	(25)
Derivatives without offsetting agreements	47	55

	52	58
Derivative liabilities recorded in price risk management accounts:
OTC contracts	(38)	(27)
Counterparty netting	36	25
Derivatives without offsetting agreements	(95)	(223)

	(97)	(225)

Net price risk management liabilities	$(45)	$(167)

Difference due to rounding	$(2)	$(2)

The table on page F-56 of the Form 10-K also includes margin deposits and broker cleared derivative contracts which are settled on a daily basis. Consistent with our accounting policies, the net of these amounts is recorded in other current assets in the consolidated balance sheets along with other items that are classified in that caption.

Note 12. Retirement Benefits, page F-57

Assumptions, page F-60

16.	We note that the weighted-average assumptions used in determining net periodic benefit costs in fiscal 2013 are different from the weighted-average assumptions used in determining benefit obligations in fiscal 2012. Please tell us why.

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RESPONSE: The differences between the weighted-average assumptions used in determining net periodic benefit costs for the year ended December 31, 2013 and the weighted-average assumptions used in determining benefit obligations for the year ended December 31, 2012 were primarily due to the deconsolidation of certain entities during 2013. In 2013, we sold the assets of Missouri Gas Energy (“MGE”) and New England Gas Company (“NEG”). These two operating divisions maintained separate pension and postretirement benefit plans, which constituted a significant portion of the benefit obligation and benefit cost that had been recorded on ETP’s consolidated financial statements prior to the respective sales of MGE and NEG. The impact of these sales were reflected as dispositions in the change in benefit obligation included on page F-59 in the Form 10-K. The MGE and NEG plans were measured separately, using different assumptions; therefore, the dispositions impacted the weighting of the assumptions for purposes of calculating the weighted averages included in Note 12.

With respect to the rate of compensation increase for pension benefits, we reported this assumption as “N/A” for 2013 because the remaining pension plans (which are Sunoco’s legacy plans) have been frozen, as disclosed in Note 12.

*            *             *            *            *

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matt Strock or Lande Spottswood of Vinson & Elkins L.L.P. at (713) 758-3452 and (713) 758-2326, respectively.

Very truly yours,

ENERGY TRANSFER PARTNERS, L.P.

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior Vice President, General Counsel and Secretary

Enclosures

cc:	Martin Salinas, Jr.

E.V. Bonner, Jr., Esq.

Jay Tabor, Esq.

W. Matthew Strock, Esq.

Lande A. Spottswood, Esq.